UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO.  1)*

                             AIR METHODS CORPORATION
          ____________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $0.06
          ____________________________________________________________
                         (Title of class of securities)

                                    009128307
                     _______________________________________
                                 (CUSIP number)

                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 26, 2003
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [_]
                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

________________________


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP  No.  009128307             SCHEDULE 13D                Page 2 of 13 Pages
---------------------                                         ------------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Acquisitor  Holdings  (Bermuda)  Ltd.
        No IRS Identification Number
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).

                                                                  (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
(5)     CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS  2(D)  OR  2(E).                     |_|
--------------------------------------------------------------------------------
(6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        BERMUDA

--------------------------------------------------------------------------------
NUMBER       (7)     SOLE  VOTING  POWER
OF                   899,700
SHARES
BENE-                -----------------------------------------------------------
FICIALLY     (8)     SHARED  VOTING  POWER
OWNED                0
BY                   -----------------------------------------------------------
EACH
REPORT-      (9)     SOLE  DISPOSITIVE  POWER
ING                  899,700
PERSON               -----------------------------------------------------------
WITH:
             (10)    SHARED  DISPOSITIVE  POWER
                     0
--------------------------------------------------------------------------------
(11)    AGGREGATE  AMOUNT  OWNED  BY  EACH  REPORTING  PERSON
        899,700
--------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 |_|
--------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.5%

--------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON
        CO

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP  No.  009128307             SCHEDULE 13D                Page 3 of 13 Pages
---------------------                                         ------------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Duncan Soukup

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).

                                                                  (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
(5)     CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS  2(D)  OR  2(E).                     |_|
--------------------------------------------------------------------------------
(6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        UNITED KINGDOM

--------------------------------------------------------------------------------
NUMBER       (7)     SOLE  VOTING  POWER
OF                   20,000
SHARES
BENE-                -----------------------------------------------------------
FICIALLY     (8)     SHARED  VOTING  POWER
OWNED                0
BY                   -----------------------------------------------------------
EACH
REPORT-      (9)     SOLE  DISPOSITIVE  POWER
ING                  20,000
PERSON               -----------------------------------------------------------
WITH:
             (10)    SHARED  DISPOSITIVE  POWER
                     0
--------------------------------------------------------------------------------
(11)    AGGREGATE  AMOUNT  OWNED  BY  EACH  REPORTING  PERSON
        20,000
--------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 |_|
--------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

--------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON*
        IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP  No.  009128307             SCHEDULE 13D                Page 4 of 13 Pages
---------------------                                         ------------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Timothy Lovell

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).

                                                                  (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
(5)     CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS  2(D)  OR  2(E).                     |_|
--------------------------------------------------------------------------------
(6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        UNITED KINGDOM

--------------------------------------------------------------------------------
NUMBER       (7)     SOLE  VOTING  POWER
OF                   8,000
SHARES
BENE-                -----------------------------------------------------------
FICIALLY     (8)     SHARED  VOTING  POWER
OWNED                0
BY                   -----------------------------------------------------------
EACH
REPORT-      (9)     SOLE  DISPOSITIVE  POWER
ING                  8,000
PERSON               -----------------------------------------------------------
WITH:
             (10)    SHARED  DISPOSITIVE  POWER
                     0
--------------------------------------------------------------------------------
(11)    AGGREGATE  AMOUNT  OWNED  BY  EACH  REPORTING  PERSON
        8,000
--------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 |_|
--------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

--------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON
        IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D filed by Acquisitor Holdings (Bermuda) Ltd. with the Securities and Exchange Commission (the "SEC") on October 9, 2003.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Amendment relates is the common stock, par value $0.06 per share (the "Common Stock"), of Air Methods Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7301 South Peoria, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND.

     2 (a-c,f).

     I.     FILING PARTIES:
            --------------

     This Amendment is filed on behalf of the following three persons, who are collectively referred to as the "Filing Parties":

1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda ("Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value.
     Acquisitor  is  managed  by  its  Board  of  Directors.

2. Duncan Soukup is a British citizen whose business address is 118 E. 25th Street, Eighth Floor, New York, New York 10010. His principal employment includes service as Deputy Chairman of Acquisitor, Managing Director of Acquisitor plc, President and Chief Executive Officer of Lionheart Group, Inc. and Managing Director of New York Holdings Ltd.

3. Timothy Lovell is a British citizen whose business address is 9 Walton Street, 1st Floor, London, England SW3 2JD. His principal employment includes service as Finance Director of Acquisitor plc.

II.  EXECUTIVE  OFFICERS  AND  DIRECTORS:
     -----------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties (other than natural persons) is included in Schedule A hereto and is incorporated by reference herein.

     (d)   Criminal  Proceedings
           ---------------------

     During the last five years, the Filing Parties and the members of Acquisitor's Board of Directors have not been convicted of a criminal proceeding (excluding traffic violation and similar misdemeanors).

     (e)   Civil  Securities  Law  Proceedings
           -----------------------------------

     During the last five years, neither the Filing Parties nor any member of Acquisitor's Board of Directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The aggregate purchase price of the 729,700 shares of Common Stock and call options covering 170,000 shares described in Item 6 below beneficially held by Acquisitor is $5,102,747. All of the shares of Common Stock and options beneficially held by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 20,000 shares of Common Stock beneficially held by Duncan Soukup is $121,482. All of the shares of Common Stock beneficially held by Duncan Soukup were paid for using his working capital funds.

     The aggregate purchase price of the 8,000 shares of Common Stock beneficially held by Timothy Lovell is $48,834. All of the shares of Common Stock beneficially held by Timothy Lovell were paid for using his working capital funds.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including without limitation purchasing additional securities in the open market or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Filing Parties may also sell some or all of their securities in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                       Number of       Number of
                                     Shares: Sole   Shares: Shared
                Aggregate Number  Power to Vote or  Power to Vote or  Approximate
Filing Party       of Shares          Dispose           Dispose       Percentage*
--------------  ----------------  ----------------  ----------------  ------------

Acquisitor               899,700           899,700                 0         9.51%
Duncan Soukup             20,000            20,000                 0           **
Timothy Lovell             8,000             8,000                 0           **

---------------------------------------------------------------------------------
     * Based on 9,462,179 shares of Common Stock, par value $0.06 per share, outstanding as of November 8, 2002, which is based on information reported in the Issuer's 10-Q, for the period ended September 30, 2002.

     **  Less than one percent.

     (c) In the last 60 days, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

  Filing Party    Date     Buy or Sell  Number of Shares  Price
Timothy Lovell   2/6/2003      Buy                 8,000  $ 6.10
Duncan Soukup   2/13/2003      Buy                15,000  $ 6.10
Duncan Soukup   3/28/2003      Buy                 1,800  $ 5.99
Duncan Soukup   3/28/2003      Buy                 3,200  $ 6.00

     In addition, Acquisitor purchased the call options described in Item 6 below.

     All  of  the  above  transactions  were  effected  on  the  open  market.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 26, 2003, Acquisitor purchased call options covering 170,000 shares of Common Stock of the Issuer at a price per share of $0.60. All such call options were purchased in the open market.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Item  7  is  hereby  amended  to  add  the  following:

The  following documents are filed herewith or incorporated by reference herein:

     (d) Joint Filing Agreement by and among Acquisitor Holdings (Bermuda) Ltd., Duncan Soukup and Timothy Lovell dated as of March 28, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March  28,  2003



ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.             /s/  Duncan  Soukup
                                                  ---------------------------
                                                  Duncan  Soukup
By:  /s/  Duncan  Soukup
---------------------------
Name:  Duncan  Soukup
Title:  Deputy  Chairman



/s/  Timothy  Lovell
---------------------------
Timothy  Lovell

                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof.

Name:                  Duncan Soukup
                       (Deputy Chairman)
Citizenship:           British
Business Address:      118 E. 25th Street, 8th Floor
                       New York, New York 10010
                       USA
Principal Occupation:  Deputy Chairman, Acquisitor
                       Managing Director, Acquisitor plc
                       President and Chief Executive Officer, Lionheart Group, Inc.
                       Managing Director, New York Holdings Ltd.


Name:                  Luke Oliver Johnson
                       (Director)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Director, Acquisitor
                       Director, Acquisitor plc
                       Chairman, Signature Restaurants plc


Name:                  John Stanislas Albert Radziwill
                       (Chairman)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Chairman, Acquisitor
                       Chairman, Acquisitor plc
                       Chairman and Chief Executive Officer, New York Holdings
                       Ltd.
                       Director, Goldcrown Group Limited
                       Director, International Assets Holding Corporation


Name:                  James Ozanne
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       Principal, Greenrange Partners
                       Director, Financial Security Assurance


                                  Page 9 of 13

Name:                  Christopher Harwood Bernard Mills
                       (Non-Executive Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management


Name:                  Peter Melhado
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       General Partner, Polaris Partners, L.P.


Name:                  Timothy James Carey Lovell
                       (Non-Executive Director and Assistant Secretary)
Citizenship:           British
Business Address:      9 Walton Street
                       1st Floor
                       London
                       England SW3 2JD
Principal Occupation:  Finance Director, Acquisitor plc

                                    Exhibit Index

The following documents are filed herewith or incorporated herein by reference:


                           Exhibit                                       Page
      (a) Offer Letter dated September 26, 2002 by and between     Previously filed.
the Reporting Person and Acquisitor.

      (b) Subscription Agreement dated September 30, 2002 by and   Previously filed.
between the Reporting Person and Acquisitor.

      (c) Amendment to Subscription Agreement dated October 7,     Previously filed.
2002 by and between the Reporting Person and Acquisitor.

      (d) Joint Filing Agreement by and among Acquisitor Holdings         12
(Bermuda) Ltd., Duncan Soukup and Timothy Lovell dated as of
March 28, 2003.

                             JOINT FILING AGREEMENT

                                  by and among

                       ACQUISITOR HOLDINGS (BERMUDA) LTD.


                                  DUNCAN SOUKUP

                                       and

                                 TIMOTHY LOVELL



                              as of March 28, 2003

                             JOINT FILING AGREEMENT

     The  undersigned  hereby  agree  that  Amendment  No. 1 to the Statement on
Schedule 13D dated March 28, 2003 with respect to the shares of Common Stock, par value $.06, of Air Methods Corporation, and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  March  28,  2003



ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.             /s/  Duncan  Soukup
                                                  ---------------------------
                                                  Duncan  Soukup
By:  /s/  Duncan  Soukup
---------------------------
Name:  Duncan  Soukup
Title:  Deputy  Chairman



/s/  Timothy  Lovell
---------------------------
Timothy  Lovell